SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document 1	Material Change Report, dated September 17, 2019.

Document 1 of this Report on Form 6-K is incorporated by reference, as an exhibit, into the Registration Statement on Form F-10 of the Registrant, which was originally filed with the Securities and Exchange Commission on June 29, 2018 (File No. 333-226013), and the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on July 6, 2018 (File No. 333-226075).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	September 18, 2019	By:	/s/ Chris Clark
			Name:	Chris Clark
			Title:	Chief Financial Officer

Document 1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Neovasc Inc. (“Neovasc” or the “Company”) 13562 Maycrest Way, Suite 5138 Richmond, BC V6V 2J7

Item 2:	Date of Material Change

September 16, 2019

Item 3:	News Release

A news release announcing the material change was issued on September 16, 2019 through CNW Group and a copy was subsequently filed on SEDAR and EDGAR.

Item 4:	Summary of Material Change

On September 16, 2019, Neovasc announced that Norman Radow, Managing Partner at Strul Medical Group (“Strul”), a leading investment firm that participated in Neovasc’s $11.5 million financing, which was completed in May 2019, has been appointed to the Company’s Board of Directors, effective immediately. Concurrently, Dr. Jane Hsiao has stepped down from Neovasc’s Board in order to increase her focus on other business interests, effective immediately.

Item 5:	Full Description of Material Change

On September 16, 2019, Neovasc announced that Norman Radow, Managing Partner at Strul, a leading investment firm that participated in Neovasc’s $11.5 million financing, which was completed in May 2019, has been appointed to the Company’s Board of Directors, effective immediately. Concurrently, Dr. Jane Hsiao has stepped down from Neovasc’s Board in order to increase her focus on other business interests, effective immediately.

In addition to his duties as a Managing Partner at Strul, Mr. Radow founded the RADCO Companies, an opportunistic real estate investment group specializing in the acquisition and repositioning of multifamily assets, in 1994. In 2006, RADCO became a nationally recognized workout company and then oversaw much of the Lehman bankruptcy estate residential portfolio from 2008 through 2010. Today, RADCO owns approximately 17,000 apartment units in 13 cities across 8 states with an asset value in excess of $2 billion, and has approximately 500 employees. In both 2017 and 2018, RADCO was named one of the fastest growing private companies in Atlanta by the Atlanta Business Chronicle, one of the fastest growing mid-market companies in the state of Georgia by the Association for Corporate Growth, and one of the fastest growing companies in the nation by Inc. 5000. In 2018, Norman was recognized as one of the Most Admired CEOs in the commercial real estate industry by the Atlanta Business Chronicle. Prior to founding RADCO, Mr. Radow practiced law. He was awarded a Juris Doctor by New York Law School in 1981 and currently serves on its board. Mr. Radow also received a Bachelor of Arts degree from SUNY Plattsburgh in 1978.

Item 6:	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

Chris Clark, Chief Financial Office
Phone: 604-248-4138

Item 9:	Date of Report

This Material Change Report is dated as of September 17, 2019